7BF Putnam Income Strategies Fund attachment
8/31/07 semiannual

Shareholder meeting
results (unaudited)

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for 		Votes against 		Abstentions
1,001,213 		   2,401 			2,941

All tabulations are rounded to the nearest whole number.